FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2004

Commission File Number: 1-31452

KONAMI CORPORATION

(Translation of registrant’s name into English)

Marunouchi Building

4-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-6330

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	Consolidated financial results for the six months ended September 30, 2004 which were filed with the Tokyo Stock Exchange on November 9, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONAMI CORPORATION

Date: November 9, 2004	By:	/s/ NORIAKI YAMAGUCHI
	Name:	Noriaki Yamaguchi
	Title:	Executive Vice President and CFO

Consolidated Financial Results

for the Six Months Ended September 30, 2004

(Prepared in Accordance with U.S. GAAP)

November 9, 2004

KONAMI CORPORATION

Address:	4-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo, Japan
Stock code number:	9766
URL:	http://www.konami.com
Shares listed:	Tokyo Stock Exchange, New York Stock Exchange, London Stock Exchange and Singapore Exchange
Representative:	Kagemasa Kozuki, Chairman of the Board and Chief Executive Officer
Contact:	Noriaki Yamaguchi, Executive Vice President and Chief Financial Officer (Phone: +81-3-5220-0163)
Date of Board Meeting to approve the financial results:	November 9, 2004
Adoption of U.S. GAAP:	Yes

Note: Financial information presented herein was not audited by independent public accountants.

1. Consolidated Financial Results for the Six Months Ended September 30, 2004

(Amounts are rounded to the nearest million)

(1) Consolidated Results of Operations

		(Millions of Yen, except per share data)
		Net revenues	Change	Operating income	Change	Income before income taxes	Change
Six months ended September 30, 2004		¥114,009	(12.3)%	¥11,851	(45.4)%	¥11,586	(48.3)%
Six months ended September 30, 2003		129,976	14.8	21,698	113.5	22,408	120.8

Year ended March 31, 2004		273,412		40,713		40,107

		Net income	Change	Net income per share (Yen)		Diluted net income per share (Yen)
Six months ended September 30, 2004		¥1,626	(85.0)%	¥13.51		¥13.51
Six months ended September 30, 2003		10,859	148.6	90.13		90.13

Year ended March 31, 2003		20,104		166.86		166.86

Notes:
1.	Equity in net income (loss) of affiliated companies

	Six months ended September 30, 2004:			¥(2,551) million
	Six months ended September 30, 2003:			230 million
	Year ended March 31, 2004:			252 million

2.	Weighted-average common shares outstanding

	Six months ended September 30, 2004:			120,388,556 shares
	Six months ended September 30, 2003:			120,484,155 shares
	Year ended March 31, 2004:			120,483,869 shares

3.	Change in accounting policies: None
4.	Change (%) of net revenues, operating income, income before income taxes and net income represents the increase or decrease relative to the same period of the previous year.

(2) Consolidated Financial Position

	(Millions of Yen, except per share amounts)
	Total assets	Total stockholders’ equity	Equity-assets ratio	Total stockholders’ equity per share (Yen)
September 30, 2004	¥294,274	¥99,847	33.9%	¥833.28
September 30, 2003	290,642	96,626	33.2%	801.99

March 31, 2004	294,497	102,129	34.7%	847.66

Note:

Number of shares outstanding

September 30, 2004:	119,823,294 shares
September 30, 2003:	120,483,851 shares
March 31, 2004:	120,483,252 shares

(3) Consolidated Cash Flows

	(Millions of Yen)
	Net cash provided by (used in)			Cash and cash equivalents at end of period
	Operating activities	Investing activities	Financing activities
Six months ended September 30, 2004	¥6,547	¥(7,891)	¥(6,814)	¥79,779
Six months ended September 30, 2003	16,079	(1,254)	(6,654)	82,282

Year ended March 31, 2004	34,326	(7,001)	(14,141)	86,885

(4) Number of Consolidated Subsidiaries and Companies Accounted for by the Equity Method

Number of consolidated subsidiaries:	28
Number of affiliated companies accounted for by the equity method:	3

(5) Changes in Reporting Entities

Number of consolidated subsidiaries added:	0
Number of consolidated subsidiaries removed:	0
Number of affiliated companies accounted for by the equity method added:	0
Number of affiliated companies accounted for by the equity method removed:	0

2. Consolidated Financial Forecast for the Year Ending March 31, 2005

	(Millions of Yen)
	Net revenues	Operating income	Income before income taxes	Net income
Year ending March 31, 2005	¥275,000	¥28,000	¥27,000	¥11,000

(Reference)

Expected net income per share for the year ending March 31, 2005 is ¥91.80.

Cautionary Statement with Respect to Forward-Looking Statements:

Statements made in this document with respect to our current plans, estimates, strategies and beliefs, including the above forecasts, are forward-looking statements about our future performance. These statements are based on management’s assumptions and beliefs in light of information currently available to it and, therefore, you should not place undue reliance on them. A number of important factors could cause actual results to be materially different from and worse than those discussed in forward-looking statements. Such factors include, but are not limited to: (i) changes in economic conditions affecting our operations; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar and the Euro; (iii) our ability to continue to win acceptance of our products, which are offered in highly competitive markets characterized by the continuous introduction of new products, rapid developments in technology and subjective and changing consumer preferences; (iv) our ability to successfully expand internationally with a focus on our video game software business, card game business and gaming machine business; (v) our ability to successfully expand the scope of our business and broaden our customer base through our exercise entertainment business; (vi) regulatory developments and changes and our ability to respond and adapt to those changes; (vii) our expectations with regard to further acquisitions and the integration of any companies we may acquire; and (viii) the outcome of contingencies.

Please refer to page 13 of the attached material for information regarding the assumptions and other related items used in the preparation of these forecasts.

1. Organizational Structure of the Konami Group

The Konami Group is a conglomerate engaged in the amusement and health industry providing customers with “High Quality Life” and is comprised of KONAMI CORPORATION (the “Company”), its 28 consolidated subsidiaries and 3 equity method affiliates. Each of the Company, its subsidiaries and affiliated companies is categorized into business segments based on its operations as stated below. Business segment categorization is based on the same criteria explained below under “5. Segment Information (Unaudited).”

Business Segments	Major Companies
Computer & Video Games	Domestic	The Company
Konami Marketing Japan, Inc.
Konami Computer Entertainment Studios, Inc.
Konami Computer Entertainment Tokyo, Inc.
Konami Computer Entertainment Japan, Inc.
Konami Online, Inc., TAKARA CO., LTD. (*2)
HUDSON SOFT CO., LTD. (*2), Genki Co., Ltd. (*2)

	Overseas	Konami Digital Entertainment, Inc.
Konami of Europe GmbH
Konami Marketing (Asia) Ltd.
Konami Software Shanghai, Inc., One other company

Toy & Hobby	Domestic	The Company
Konami Marketing Japan, Inc.
Konami Media Entertainment, Inc.
Konami Traumer, Inc., Konami Online, Inc.

	Overseas	Konami Marketing, Inc.
Konami Corporation of Europe B.V.
Konami Marketing (Asia) Ltd.

Amusement	Domestic	The Company
Konami Marketing Japan, Inc.
KPE, Inc., Konami Online, Inc., One other company

	Overseas	Konami Marketing, Inc.
Konami Corporation of Europe B.V.
Konami Marketing (Asia) Ltd.

Gaming	Domestic	The Company

	Overseas	Konami Gaming, Inc.
Konami Australia Pty Ltd, One other company

Health & Fitness	Domestic	Konami Sports Corporation
Konami Sports Life Corporation
Konami Online, Inc., One other company

Other	Domestic	Konami Marketing Japan, Inc., Konami School, Inc.
Konami Computer Entertainment School, Inc.
Konami Real Estate, Inc., One other company

	Overseas	Konami Corporation of America
Konami Corporation of Europe B.V., One other company

Notes:

*1.	Companies that have operations categorized in more than one segment are included in each segment in which they operate.
*2.	These are equity method affiliates.

Business Organization

End-users and Customers
Domestic
Overseas
(Sales via Internet)
Konami Online, Inc.
Merchandise and products
Konami Marketing Japan, Inc.
Merchandise and products
Merchandise, products and logistics
Konami Corporation
Computer & Video Games
(Production, manufacture and sales)
Konami Computer Entertainment Studios, Inc.
Konami Computer Entertainment Tokyo, Inc.
Konami Computer Entertainment Japan, Inc.
TAKARA CO., LTD.
HUDSON SOFT CO., LTD.
Genki Co., Ltd.
Merchandise, products and contents
Computer & Video Games Division
Merchandise, products and contents
(Production, manufacture and sales)
Konami Digital Entertainment, Inc.
Konami of Europe GmbH
Konami Marketing (Asia) Ltd.
Konami Software Shanghai, Inc.
one other company
(Production and sales)
Konami Online, Inc.
Contents
Toy & Hobby
(Production and sales)
Konami Media Entertainment, Inc.
Contents
(Production, manufacture and sales)
Konami Traumer, Inc.
Merchandise and products
Toy & Hobby Division
Merchandise and products
(Sales)
Konami Marketing, Inc.
Konami Corporation of Europe B.V.
Konami Marketing (Asia) Ltd.
Amusement
(Production, manufacture and sales)
KPE, Inc., one other company
Manufacture
(Production and sales)
Konami Online, Inc.
Contents
Amusement Division
Merchandise and products
(Production, manufacture and sales)
Konami Marketing, Inc.
Konami Corporation of Europe B.V.
Konami Marketing (Asia) Ltd.
Gaming
Gaming Machine R & D Center
Merchandise and products
(Production, manufacture and sales)
Konami Gaming, Inc.
Konami Australia Pty Ltd.
one other company
Health & Fitness
(Production, manufacture and sales)
Konami Sports Life Corporation
Manufacture
Merchandise and products
(Operation of health and fitness clubs)
Konami Sports Corporation
one other company
Other
Konami Real Estate, Inc.
Konami School, Inc.
Konami Computer Entertainment School, Inc.
one other company
Konami Corporation of America
Konami Corporation of Europe B.V.
one other company

2. Management Policy

1. Management Policy

Our management policy places priority on our shareholders, sound relationships with all stakeholders, including shareholders, and a wide range of social contributions as a good corporate citizen. We aim to make optimum use of our group’s management resources, taking into account the three keywords of our management policy: “Adaptation to Global Standards”, “Maintaining Fair Competition” and “Pursuit of High Profits”.

In order to maximize our shareholders’ values, we strive to continuously increase and improve our market capitalization and provide stable dividends as a means to return profits to shareholders. Retained earnings will be used for investment focused on business fields with good future prospects and profitability to increase our corporate value and source for dividends.

We are working on maintaining sound relationships with our stakeholders, including investors, end-users, suppliers, employees and the community in general, as well as contributing to the society by supporting a wide range of activities that promote education, sports and culture. In January 2004, we entered into an agreement of Japanese Olympic Committee “JOC” official partnership with JOC. As the Olympic Games were held this year, we supported athletes by offering our Konami Sports Club facilities to athletes nominated by JOC and the Japanese national team for the Athens Olympics.

Pursuant to this basic management policy, we aim to create “High Quality Life” full of “dream” “surprise” and “fascination” in everyday life of people all over the world by offering entertainment and health products and services with universal appeal.

2. Profit Appropriation Policy

We consider stable cash dividends and an increase in corporate value as important means for returning our profits to shareholders. Retained earnings will be used for investment focused on business fields with good future prospects and profitability to strengthen our growth potential and competitiveness.

3. Medium to Long-term Strategies and Objectives

    Establishment of Strong Business Portfolio

We believe that competition among entertainment companies will be intensified, thus an innovative and diversified corporate strategy and further reinforcement of the corporate structure supporting such strategy are inevitable for the continuous growth of an entertainment company. Starting from the Amusement business, we have been expanding our businesses to include such “hit-businesses” as Computer & Video Games business, Toy & Hobby business and Gaming business in entertainment industries for many years. In recent years, we have been making an effort to enhance the Health & Fitness business as a new business. Since the Health & Fitness business is getting on the track, we are establishing a solid business portfolio with good profit balance by adding a “stable profit business” to traditional “hit businesses”.

With a view to broadening profit, we will put strong emphasis on the online business which is expanding on a global basis.

Strengthening Our Corporate Structure by Enhancing Our Brand Value, Production, Marketing and Financial Resources

To enhance our brand value, from April 2003 we have developed a new logo as the symbol for our new branding initiative that we are promoting under the tagline from “Time Consumption” to “Valuable Time Creation”. Our goal is to promote high quality life full of surprise and fascination for our stakeholders.

Strengthening our corporate structure is essential in setting the groundwork for our future growth. We continue to strengthen our corporate structure in a variety of ways, such as enhancing our production, marketing and financial resources, building a stronger group management system and establishing a fair and timely disclosure system.

4. Corporate Governance Development

It is necessary for us to develop a strong corporate governance in order to maintain and develop our basic management policy of placing priority on our shareholders, sound relationship with all stakeholders including shareholders, and a wide range of social contributions as a good corporate citizen.

The first and most important agenda in our corporate governance development program is the reform of the board of directors. We employed an outside corporate officer in May 1992 and introduced an executive officer system in June 1999. In June 2001, we reduced the size of our board of directors to nine directors, four of which were from outside. We now have eight directors, three of which are from outside. We endeavored to accelerate the managerial decision-making process, separate oversight and executive functions, strengthen the managerial monitoring system, revitalize the board of directors, and pursue management transparency. The directors from outside are independent from us.

We are working to implement and activate committees in response to the changing environment in which we operate. We established Risk Management Committee in April 2000 in order to enhance our ability to prevent and respond quickly to internal and external risks. We established Compliance Committee in September 2001 to reinforce our entire system for monitoring and encouraging compliance with applicable laws, rules and regulations. We established Disclosure Committee in April 2003 in the wake of listing our stock on the New York Stock Exchange. The Disclosure Committee is working on the establishment of inner management system and development of group company reporting procedures that facilitates timely and accurate disclosure.

We also established Konami Group Code of Business Conduct and Ethics and Konami Group Officers and Employees Conduct Guideline in order to integrate direction and improve its standard at all group levels.

3. Business Performance and Cash Flows

1. Business Performance

Overview

In this interim consolidated accounting period, Japanese economy has been in recovery trend resulting from the recovery of corporate performance with strong export, the growth of capital investment and the gradual increase in individual consumption. Also the world economy has been in restoration as the U.S. economy and Chinese economy continue to grow.

In the entertainment industry in which we operated, sales of software continued steadily in the global home video game market. Both Nintendo and SONY will introduce a new mobile style game machine in the second half of this year and are expected to vitalize the market.

In the health industry, with the arrival of graying society, there was a health conscious trend and especially the middle-aged and senior groups seemed to have increased concern about exercise. We can develop the market in the future as the proportion of people participating in sports clubs is still low in Japan compared with the U.S and Europe.

In these circumstances, in the Computer & Video Games segments, sales of WORLD SOCCER WINNING ELEVEN 8 for PlayStation2, a popular soccer game, achieved one million copies at the same time of its release in August 2004 and the WINNING ELEVEN series thereby recorded a million-sales for the recent three consecutive years. At TOKYO GAME SHOW 2004 held in September 2004, our products such as METAL GEAR SOLID 3 SNAKE EATER, the latest title of the METAL GEAR series, attracted enormous attention from many guests.

The Toy & Hobby segment maintained its solid sales of the Yu-Gi-Oh! trading card game in the U.S. and Europe. We held Yu-Gi-Oh! World Championship Tournament in Los Angeles in the U.S. in July 2004 and the finalists who won the preliminary hard matches among 10 million people played exciting game match aiming at the position as the world number one.

In the Amusement segment, e-AMUSEMENT products such as BATTLE CLIMAXX!, the first online professional wrestling battle video game machine in the industry and MAH-JONG FIGHT CLUB3, generated solid achievement.

In the Gaming segment, the business started to grow rapidly in North America by acquisition of gaming license and diversifying its product line-up. In Australia, we exhibited many of our latest products at Australasian Gaming Expo 2004 which is the biggest gaming show in Australia.

In the Health & Fitness segment, we installed AED, Automated External Defibrillator, in all Konami Sports Clubs for safety improvement for our customers offering high quality services continuously. We also released Refreshmentbike, a home use fitness machine, and FLAVANGENOL UP50, our original supplement, and made a proposal to sustain healthy condition at various life scenes.

As a result, consolidated net revenues for the six months ended September 30, 2004, amounted to ¥ 114,009 million, and consolidated operating income, consolidated net income before income taxes and consolidated net income were ¥ 11,851 million, ¥ 11,586 million and ¥ 1,626 million, respectively.

The interim dividend payout is ¥ 27 per share.

Performance by business segment

Summary of net revenues by business segment:

	(Millions of Yen)
	Six months ended September 30, 2003	Six months ended September 30, 2004
Computer & Video Games	¥38,545	¥32,665
Toy & Hobby	31,455	17,997
Amusement	15,959	18,992
Gaming	5,165	5,898
Health & Fitness	39,679	39,778
Other, Corporate and Eliminations	(827)	(1,321)

Consolidated net revenues	¥129,976	¥114,009

Note: The Exercise Entertainment segment changed its name to the Health & Fitness segment on March 29, 2004.

In the Computer & Video Games segment, sales of WORLD SOCCER WINNING ELEVEN 8 for PlayStation2 achieved one million copies at the same time of its release in August 2004 and the WINNING ELEVEN series thereby made a million-seller for the recent three consecutive years. In addition we provided powerful titles such as JIKKYOU PAWAFULPUROYAKYU 11 and Suikoden IV and both generated favorable sales.

In overseas market, popular titles received high review. In Europe, SILENT HILL 4 -The Room- for PlayStation 2 and Xbox recorded favorable sales. In North America and Europe, Yu-Gi-Oh! Reshef of Destruction, one of the Yu-Gi-Oh! series, maintained its strong sales and in North America DDR EXTREME, the Dance Dance Revolution series also marked good sales.

As a result, the consolidated net revenue of the Computer & Video Games segment was ¥32,665 million for the six months ended September 30, 2004 (84.7 % of the six months ended September 30, 2003).

In the Toy & Hobby segment, we have been developing our business presence mainly in boy’s toy field since last year. We paid our attention to the continuously growing animation market further to explore the boy’s toy field, and we fully participated in a planning and development of the Get Ride! AMDRIVER, a TV originated animation, which has been broadcasted on Japanese TV since April 2004, with which we have started a big media-mix project by tying up with the multimedia. We also introduced a new product of the GRANSAZERS series which we have been facilitating the commercialization in line with a TV program broadcasted since October 2003 and we increased sales as a result of this. In other categories, although sales of the Yu-Gi-Oh! card game has decreased compared to the same period in the previous year in Japan, the U.S and Europe, their sales continued steadily relative to the card games market as a whole.

As a result, consolidated net revenue of the Toy & Hobby segment for the six months ended was ¥17,997 million (57.2 % of consolidated revenues for the six months ended September 30, 2003).

In the Amusement segment, in the video game, e-AMUSEMENT products for amusement arcades, such as BATTLE CLIMAXX!, a professional wrestling trading card game, and the MAH-JONG FIGHT CLUB series, which allow online match-up among remote players nation-wide, received favorable reviews. Music simulation game series, such as drummania and GUITARFREAKS, remained strong. In the token-operated products, WingFantasia, which allows players to enjoy atmosphere of last-minute game with throwing dice and offers them unique experience which they have never had, GI-TURFWILD 2, a large scale token operated horse racing game, which makes players feel as though they are in the race track and has more advanced features than GI-WINNING SIRE, and GIGADRAKE, a new style battle game with a combination of card game and slot contributed to favorable performance.

As a result, consolidated net revenue of the Amusement segment for the six months ended September 30, 2004 was ¥ 18,992 million (119.0 % of consolidated revenues for the six months ended September 30, 2003).

As for the Gaming segment, we expanded our business mainly in North America and Australia. In North America, our main video slot machines continued to mark solid sales, especially in Nevada, California and Michigan. We introduced ADVANTAGE SERIES, a Mechanical Slot Machines product in December 2003 which increased our sales.

Although Australian market leveled off, we secured our sales with export of video slot machines. As to the status of the acquisition of gaming licenses, we have obtained licenses in the total of 25 states, of which 20 states in the United States, four states in Canada and one dominion of the United States after we acquire licenses in New Jersey and Connecticut in the U.S. in August 2004. We own gaming licenses in every state in Australia.

As a results, consolidated net revenue of the Gaming segment for the six months ended September 30, 2004 was ¥5,898 million (114.2 % of consolidated revenue for the six months ended September 30, 2003).

With regard to the Health & Fitness segment, in the business to operate sports club facilities, we opened the Fukuokatenjin branch in Fukuoka in April 2004 and the Oitaakino branch in Oita in May 2004 to expand the Konami Sports Club’s facility networks. As to new products and services, we introduced “Undo-Jyuku”, to foster young gymnasts in Gymnastic club, gymnastic school to contribute to the development of the firmament of Japanese sports. We also installed AED, Automated External Defibrillator, in all Konami Sports Clubs nationwide to offer safe facilities and high quality services.

As to the fitness products business, for commercial use, we utilize our knowledge in entertainment business and our network technologies to promote expansion of our fitness machine products line-up such as the EZ series and introduced them into our sports club facilities and received highly favorable reviews from our members. As for home use, we entered into the market of home use fitness products and released Refreshmentbike, a home use fitness machine which features a function to generate the highly concentrated oxygen and negative ions, and Kenshin-Keikaku, a PC software to display and manage exercise data stored in e-walkeylife, a pedometer with multi-functions. And also we introduced FLAVANGENOL UP50, our original supplement, Diet Channel for PlayStation 2, a game software which emulates contents concerning diet, and we also made efforts to increase sales of the existing products such as MARTIALBEAT2.

As a result, the consolidated net revenue of the Health & Fitness segment for the six months ended September 30, 2004 was ¥ 39,778 million (100.2 % of consolidated revenues for the six months ended September 30, 2003).

2. Cash Flows

Cash flow summary for the six months ended September 30, 2004:

	Millions of Yen
	Six months ended September 30, 2003	Six months ended September 30, 2004	Change
Net cash provided by operating activities	¥16,079	¥6,547	¥(9,532)
Net cash used in investing activities	(1,254)	(7,891)	(6,637)
Net cash used in financing activities	(6,654)	(6,814)	(160)
Effect of exchange rate changes on cash and cash equivalents	(569)	1,052	1,621
Net increase (decrease) in cash and cash equivalents	7,602	(7,106)	(14,708)
Cash and cash equivalents, end of the period	82,282	79,779	(2,503)

Cash flows from operating activities:

Net cash provided by operating activities amounted to ¥ 6,547 million for the six months ended September 30, 2004, compared to ¥ 16,079 million for the six months ended September 30, 2003. This resulted primarily from operating income of ¥ 11,851 million, offset by an increase in inventories of ¥ 5,246 million.

Cash flows from investing activities:

Net cash used in investing activities amounted to ¥ 7,891 million for the six months ended September 30, 2004, compared to ¥ 1,254 million for the six months ended September 30, 2003. This resulted primarily from capital expenditure of ¥ 7,764 million.

Cash flows from financing activities:

Net cash used in financing activities amounted to ¥ 6,814 million for the six months ended September 30, 2004, compared to ¥ 6,654 million for the six months ended September 30, 2003. This was primarily due to an increase in short-term borrowings of ¥ 4,485 million while payments of dividends of ¥ 4,217 million and purchases of treasury stock by a parent company and subsidiaries of ¥ 5,279 million.

The following table represents certain cash flow indexes for the six months ended September 30, 2004:

	Six months ended September 30, 2003	Six months ended September 30, 2004	Year ended March 31, 2004
Equity-assets ratio (%)	33.2	33.9	34.7
Equity-assets ratio at fair value (%)	148.0	99.4	124.4
Years of debt redemption (years)	4.7	11.8	2.1
Interest coverage ratio (times)	37.8	13.8	39.7

Equity-assets ratio = Stockholders’ equity / Total assets

Equity-assets ratio at fair value = Market capitalization / Total assets

Years of debt redemption = Interest-bearing debts / Cash flows from operating activities

Interest coverage ratio = Cash flows from operating activities / Interest expense

Notes:

1.	Each index is calculated from figures prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).
2.	Cash flows from operating activities are from the consolidated statements of cash flow.
3.	Interest-bearing debt covers all liabilities with interest in the consolidated balance sheets.

3. Activities for the Future

In the Computer & Video Games segment, Metal Gear Solid 3: The Snake Eater, a new title of the Metal Gear series, will be rolled out globally. Furthermore we will release powerful titles such as ENTHUSIA PROFESSIONAL RACING, a racing game, and Rumble Roses, a women professional wrestling game, and reinforce our original products lineup. As for popular sports series, we will provide the soccer game titles such as EUROPEAN CLUB SOCCER Winning Eleven Tactics, and J.LEAGUE Winning Eleven 8 Asia Championship for domestic market, and Pro Evolution Soccer 4 for European market. In addition we will enhance popular titles such as JIKKYOU PAWAFULPUROYAKYU 11 CHO-KETTEIBAN. We will continuously provide the new title of the Yu-Gi-Oh! series which receives persistent popularity.

The Toy & Hobby segment will continue to expand products line-up mainly for toys for boys. We started sales of THE JUSTIRISERS in September 2004 as the second series of GRANSAZERS, and will introduce them gradually along with TV program broadcasted on Japanese TV from October 2004. We will also introduce the PLAY-POEMS series, a new style of virtual game with POEMS, a high-performance semiconductor chip, in November 2004 and develop the new market. Furthermore in Japan, Europe and the U.S. we will provide the new title of the Yu-Gi-Oh! card game which is well known globally.

In the Amusement segment, as for video games, we will provide new titles such as LETHAL ENFORCERS 3, the latest product of the POLICE 911 series, and THRILLDRIVE3, the latest product of the THRILLDRIVE series which received high evaluation from many users. As for token operated games, we will also provide FantasicFever2, the successor of FantasicFever, a new style of “penny-falls” game machine, which decorates amusement facilities by medals flowing in the air and electric spectaculars like a parade.

As for the Gaming segment, we introduced Forcise, our first casino control system, at Global Gaming Expo held in Las Vegas in the U.S. in October 2004 and received favorable review. We will expand the business range with slot machines and casino control system.

With regard to the Health & Fitness segment, in the sports club business, we aim to promote the expansion of high quality facilities, and to satisfy customers’ various needs by offering safe, clean and comfortable facilities and personal services, as well as by improving contents and qualities of services.

In the health & fitness products business, under the concept of “offering enjoyable exercises and relaxation” we will create new services for health by introducing next generation fitness machines such as EZ series into Konami Sports Clubs actively and by expanding the range of home health related products.

We did not revise consolidated net revenue, consolidated operating income, consolidated net income before income taxes in our earnings forecast for the year ending March 31, 2005, as announced on May 12, 2004. We revised consolidated net income in our earnings forecast for the year ending March 31, 2005 from ¥ 15,000 million to ¥ 11,000 million.

Year-end dividend payout for the consolidated fiscal year ending March 31, 2005 is expected to be ¥ 27 per share. (Dividend for the year: ¥ 54 per share including an interim dividend of ¥ 27 per share).

Cautionary Statements with Respect to Outlook

Statements made in this document with respect to our current plans, estimates, strategies and beliefs, including the above forecasts, are forward-looking statements about our future performance. These statements are based on management’s assumptions and beliefs in light of information currently available to it and, therefore, you should not place undue reliance on them. A number of important factors could cause actual results to be materially different from and worse than those discussed in forward-looking statements. Such factors include, but are not limited to: (i) changes in economic conditions affecting our operations; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar and the Euro; (iii) our ability to continue to win acceptance of our products, which are offered in highly competitive markets characterized by the continuous introduction of new products, rapid developments in technology and subjective and changing consumer preferences; (iv) our ability to successfully expand internationally with a focus on our video game software business, card game business and gaming machine business; (v) our ability to successfully expand the scope of our business and broaden our customer base through our exercise entertainment business; (vi) regulatory developments and changes and our ability to respond and adapt to those changes; (vii) our expectations with regard to further acquisitions and the integration of any companies we may acquire; and (viii) the outcome of contingencies.

4. Consolidated Financial Statements

(1) Consolidated Balance Sheets (Unaudited)

	Millions of Yen						Thousands of U.S. Dollars
	September 30, 2003		September 30, 2004		March 31, 2004		September 30, 2004
		%		%		%
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	¥82,282		¥79,779		¥86,885		$718,406
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥659 million, ¥754 million ($6,790 thousand) and ¥709 million at September 30, 2003, September 30, 2004 and March 31, 2004, respectively	23,722		25,017		25,438		225,277
Inventories	20,291		23,826		17,821		214,552
Deferred income taxes, net	12,193		13,798		13,895		124,250
Prepaid expenses and other current assets	10,173		8,045		8,727		72,445

Total current assets	148,661	51.1	150,465	51.1	152,766	51.9	1,354,930

PROPERTY AND EQUIPMENT, net	47,338	16.3	47,394	16.1	46,700	15.8	426,780

INVESTMENTS AND OTHER ASSETS:
Investments in marketable securities	113		130		124		1,171
Investments in affiliates	12,472		9,419		12,514		84,818
Identifiable intangible assets	46,168		46,389		45,984		417,731
Goodwill	463		463		463		4,169
Lease deposits	24,217		23,684		23,967		213,273
Other assets	11,210		16,330		11,979		147,051
Total investments and other assets	94,643	32.6	96,415	32.8	95,031	32.3	868,213

TOTAL ASSETS	¥290,642	100.0	¥294,274	100.0	¥294,497	100.0	$2,649,923

See accompanying notes to consolidated financial statements

	Millions of Yen						Thousands of U.S. Dollars
	September 30, 2003		September 30, 2004		March 31, 2004		September 30, 2004
		%		%		%
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term borrowings	¥3,108		¥7,073		¥2,585		$63,692
Current portion of long-term debt and capital lease obligations	2,977		17,591		2,900		158,406
Trade notes and accounts payable	18,231		16,477		15,998		148,375
Accrued income taxes	17,926		21,960		23,318		197,749
Accrued expenses	18,089		18,173		18,651		163,647
Deferred revenue	6,739		6,088		6,036		54,822
Other current liabilities	4,500		4,139		3,311		37,271

Total current liabilities	71,570	24.6	91,501	31.1	72,799	24.7	823,962
LONG-TERM LIABILITIES:
Long-term debt and capital lease obligations, less current portion	69,026		52,572		68,195		473,408
Accrued pension and severance costs	2,508		2,357		2,350		21,225
Deferred income taxes, net	19,389		20,731		19,195		186,682
Other long-term liabilities	3,402		2,307		2,420		20,774

Total long-term liabilities	94,325	32.5	77,967	26.5	92,160	31.3	702,089
TOTAL LIABILITIES	165,895	57.1	169,468	57.6	164,959	56.0	1,526,051

MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES	28,121	9.7	24,959	8.5	27,409	9.3	224,755

COMMITMENTS AND CONTINGENCIES	—	—	—	—	—	—	—

STOCKHOLDERS’ EQUITY:
Common stock, no par value- Authorized 450,000,000 shares; issued 128,737,566 shares at September 30, 2003, September 30, 2004 and March 31, 2004; outstanding 120,483,851 shares at September 30, 2003, 119,823,294 shares at September 30, 2004 and 120,483,252 shares at March 31, 2004	47,399	16.3	47,399	16.1	47,399	16.1	426,826
Additional paid-in capital	46,736	16.1	46,736	15.9	46,736	15.9	420,855
Legal reserve	—	—	—	—	—	—	—
Retained earnings	27,787	9.6	32,152	10.9	33,779	11.4	289,527
Accumulated other comprehensive income (loss)	368	0.1	950	0.3	(119)	(0.0)	8,555

Total	122,290	42.1	127,237	43.2	127,795	43.4	1,145,763
Treasury stock, at cost- 8,253,715 shares, 8,914,272 shares and 8,254,314 shares at September 30, 2003, September 30, 2004 and March 31, 2004, respectively	(25,664)	(8.9)	(27,390)	(9.3)	(25,666)	(8.7)	(246,646)

Total stockholders’ equity	96,626	33.2	99,847	33.9	102,129	34.7	899,117

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	¥290,642	100.0	¥294,274	100.0	¥294,497	100.0	$2,649,923

See accompanying notes to consolidated financial statements

(2) Consolidated Statements of Operations (Unaudited)

	Millions of Yen						Thousands of U.S. Dollars
	Six months ended September 30, 2003		Six months ended September 30, 2004		Year ended March 31, 2004		Six months ended September 30, 2004
		%		%		%

NET REVENUES:
Product sales revenue	¥91,261		¥74,933		¥196,136		$674,768
Service revenue	38,715		39,076		77,276		351,878

Total net revenues	129,976	100.0	114,009	100.0	273,412	100.0	1,026,646

COSTS AND EXPENSES:
Costs of products sold	50,618		45,409		115,229		408,906
Costs of services rendered	31,798		33,205		63,953		299,009
Selling, general and administrative	25,862		23,544		53,517		212,013

Total costs and expenses	108,278	83.3	102,158	89.6	232,699	85.1	919,928

Operating income	21,698	16.7	11,851	10.4	40,713	14.9	106,718

OTHER INCOME (EXPENSES):
Interest income	228		239		488		2,152
Interest expense	(425)		(475)		(865)		(4,277)
Other, net	907		(29)		(229)		(261)

Other income (expenses), net	710	0.5	(265)	(0.2)	(606)	(0.2)	(2,386)

INCOME BEFORE INCOME TAXES, MINORITY INTEREST AND EQUITY IN NET INCOME(LOSS) OF AFFILIATED COMPANIES	22,408	17.2	11,586	10.2	40,107	14.7	104,332
INCOME TAXES:	10,669	8.2	5,819	5.1	18,035	6.6	52,400
INCOME BEFORE MINORITY INTEREST AND EQUITY IN NET INCOME(LOSS) OF AFFILIATED COMPANIES	11,739	9.0	5,767	5.1	22,072	8.1	51,932
MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	1,110	0.8	1,590	1.4	2,220	0.8	14,318
EQUITY IN NET INCOME(LOSS) OF AFFILIATED COMPANIES	230	0.2	(2,551)	(2.3)	252	0.1	(22,972)

NET INCOME	¥10,859	8.4	¥1,626	1.4	¥20,104	7.4	$14,642

See accompanying notes to consolidated financial statements

	Yen			U.S. Dollars
	Six months ended September 30, 2003	Six months ended September 30, 2004	Year ended March 31, 2004	Six months ended September 30, 2004
PER SHARE DATA:
Basic and diluted net income per share	¥90.13	¥13.51	¥166.86	$0.12

Weighted-average common shares outstanding	120,484,155	120,388,556	120,483,869

See accompanying notes to consolidated financial statements

(3) Consolidated Statements of Stockholders’ Equity (Unaudited)

For the six months ended September 30, 2003

	Millions of Yen
	Common Stock	Additional Paid-in Capital	Legal Reserve	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock, at Cost	Total Stockholders’ Equity
Balance at March 31, 2003	¥47,399	¥46,736	¥2,163	¥18,981	¥790	¥(25,663)	¥90,406
Net income				10,859			10,859
Cash dividends, ¥35.0 per share				(4,216)			(4,216)
Foreign currency translation adjustments					(582)		(582)
Net unrealized gains on available-for-sale securities					160		160
Repurchase of treasury stock						(1)	(1)
Transfer from legal reserve			(2,163)	2,163			—

Balance at September 30, 2003	¥47,399	¥46,736	¥—	¥27,787	¥368	¥(25,664)	¥96,626

For the six months ended September 30, 2004

	Millions of Yen
	Common Stock	Additional Paid-in Capital	Legal Reserve	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock, at Cost	Total Stockholders’ Equity
Balance at March 31, 2004	¥47,399	¥46,736	¥—	¥33,779	¥(119)	¥(25,666)	¥102,129
Net income				1,626			1,626
Cash dividends, ¥27.0 per share				(3,253)			(3,253)
Foreign currency translation adjustments					1,322		1,322
Net unrealized losses on available-for-sale securities					(253)		(253)
Repurchase of treasury stock						(1,724)	(1,724)

Balance at September 30, 2004	¥47,399	¥46,736	¥—	¥32,152	¥950	¥(27,390)	¥99,847

See accompanying notes to consolidated financial statements

For the year ended March 31, 2004

	Millions of Yen
	Common Stock	Additional Paid-in Capital	Legal Reserve	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock, at Cost	Total Stockholders’ Equity
Balance at March 31, 2003	¥47,399	¥46,736	¥2,163	¥18,981	¥790	¥(25,663)	¥90,406
Net income				20,104			20,104
Cash dividends, ¥62.0 per share				(7,469)			(7,469)
Foreign currency translation adjustments					(1,108)		(1,108)
Net unrealized gains on available-for-sale securities					270		270
Adjustment for minimum pension liability					(71)		(71)
Repurchase of treasury stock						(3)	(3)
Transfer from legal reserve			(2,163)	2,163			—

Balance at March 31, 2004	¥47,399	¥46,736	¥—	¥33,779	¥(119)	¥(25,666)	¥102,129

For the six months ended September 30, 2004

	Thousands of U.S. Dollars
	Common Stock	Additional Paid-in Capital	Legal Reserve	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock, at Cost	Total Stockholders’ Equity
Balance at March 31, 2004	$426,826	$420,855	$—	$304,178	$(1,072)	$(231,121)	$919,666
Net income				14,642			14,642
Cash dividends, $0.24 per share				(29,293)			(29,293)
Foreign currency translation adjustments					11,905		11,905
Net unrealized losses on available-for-sale securities					(2,278)		(2,278)
Repurchase of treasury stock						(15,525)	(15,525)

Balance at September 30, 2004	$426,826	$420,855	$—	$289,527	$8,555	$(246,646)	$899,117

See accompanying notes to consolidated financial statements

(4) Consolidated Statements of Cash Flows (Unaudited)

	Millions of Yen			Thousands of U.S. Dollars
	Six months ended September 30, 2003	Six months ended September 30, 2004	Year ended March 31, 2004	Six months ended September 30, 2004
Cash flows from operating activities:
Net income	¥10,859	¥1,626	¥20,104	$14,642
Adjustments to reconcile net income to net cash provided by operating activities -
Depreciation and amortization	3,972	4,224	8,528	38,037
Reversal for doubtful receivables	(253)	(455)	(170)	(4,097)
Loss on sale or disposal of property and equipment, net	652	635	1,231	5,718
Loss (gain) on sale of marketable securities	(1,303)	46	(1,303)	414
Equity in net loss (income) of affiliated companies	(230)	2,551	(252)	22,972
Minority interest	1,110	1,590	2,220	14,318
Deferred income taxes	1,159	1,616	(651)	14,552
Change in assets and liabilities, net of business acquired:
Decrease in trade notes and accounts receivable	5,136	955	3,033	8,600
Increase in inventories	(7,238)	(5,246)	(4,791)	(47,240)
Increase (decrease) in trade notes and accounts payable	439	(23)	(1,724)	(207)
Increase (decrease) in accrued income taxes	4,083	(1,418)	9,456	(12,769)
Decrease in accrued expenses	(758)	(718)	(293)	(6,466)
Increase in deferred revenue	1,204	52	501	468
Other, net	(2,753)	1,112	(1,563)	10,013

Net cash provided by operating activities	16,079	6,547	34,326	58,955
Cash flows from investing activities:
Capital expenditures	(2,832)	(7,764)	(8,788)	(69,914)
Proceeds from sales of property and equipment	73	333	281	2,999
Proceeds from sales of investments in marketable securities	1,593	22	1,596	198
Acquisition of new subsidiaries, net of cash acquired	(206)	—	(206)	—
Decrease in time deposits, net	63	—	63	—
Decrease in lease deposits, net	272	165	121	1,486
Other, net	(217)	(647)	(68)	(5,827)

Net cash used in investing activities	(1,254)	(7,891)	(7,001)	(71,058)
Cash flows from financing activities:
Net increase (decrease) in short - term borrowings	(5,268)	4,485	(5,789)	40,387
Proceeds from long - term debt	6,400	—	6,400	—
Repayments of long - term debt	(315)	(588)	(896)	(5,295)
Principal payments under capital lease obligations	(1,177)	(1,176)	(2,355)	(10,590)
Dividends paid	(5,544)	(4,217)	(8,970)	(37,974)
Purchases of treasury stock by parent company	(1)	(1,724)	(3)	(15,525)
Purchases of treasury stock by subsidiaries	(633)	(3,555)	(2,456)	(32,013)
Other, net	(116)	(39)	(72)	(350)

Net cash used in financing activities	(6,654)	(6,814)	(14,141)	(61,360)
Effect of exchange rate changes on cash and cash equivalents	(569)	1,052	(979)	9,474
Net increase (decrease) in cash and cash equivalents	7,602	(7,106)	12,205	(63,989)
Cash and cash equivalents, beginning of the period	74,680	86,885	74,680	782,395

Cash and cash equivalents, end of the period	¥82,282	¥79,779	¥86,885	$718,406

See accompanying notes to consolidated financial statements

5. Segment Information (Unaudited)

(1) Operations in Different Industries

Six months ended September 30, 2003	Computer & Video Games	Toy & Hobby	Amusement	Gaming	Health & Fitness	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥37,195	¥31,420	¥15,654	¥5,165	¥39,676	¥866	¥129,976
Intersegment	1,350	35	305	—	3	(1,693)	—

Total	38,545	31,455	15,959	5,165	39,679	(827)	129,976
Operating expenses	30,605	19,527	11,049	4,824	38,675	3,598	108,278

Operating income (loss)	¥7,940	¥11,928	¥4,910	¥341	¥1,004	¥(4,425)	¥21,698

Six months ended September 30, 2004	Computer & Video Games	Toy & Hobby	Amusement	Gaming	Health & Fitness	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥31,927	¥17,874	¥18,494	¥5,898	¥39,718	¥98	¥114,009
Intersegment	738	123	498	—	60	(1,419)	—

Total	32,665	17,997	18,992	5,898	39,778	(1,321)	114,009
Operating expenses	28,504	14,397	13,694	5,141	38,039	2,383	102,158

Operating income (loss)	¥4,161	¥3,600	¥5,298	¥757	¥1,739	¥(3,704)	¥11,851

Year ended March 31, 2004	Computer & Video Games	Toy & Hobby	Amusement	Gaming	Health & Fitness	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥90,105	¥57,335	¥34,547	¥10,947	¥78,875	¥1,603	¥273,412
Intersegment	2,415	133	880	—	24	(3,452)	—

Total	92,520	57,468	35,427	10,947	78,899	(1,849)	273,412
Operating expenses	76,436	37,889	23,630	10,255	76,127	8,362	232,699

Operating income (loss)	¥16,084	¥19,579	¥11,797	¥692	¥2,772	¥(10,211)	¥40,713

Six months ended September 30, 2004	Computer & Video Games	Toy & Hobby	Amusement	Gaming	Health & Fitness	Other, Corporate and Eliminations	Consolidated
	(Thousands of U.S. Dollars)
Net revenue:
Customers	$287,501	$160,955	$166,538	$53,111	$357,659	$882	$1,026,646
Intersegment	6,646	1,108	4,484	—	540	(12,778)	—

Total	294,147	162,063	171,022	53,111	358,199	(11,896)	1,026,646
Operating expenses	256,677	129,644	123,314	46,295	342,539	21,459	919,928

Operating income (loss)	$37,470	$32,419	$47,708	$6,816	$15,660	$(33,355)	$106,718

Notes:	1.	Primary businesses of each segment are as follows:
		Computer & Video Games:	Production and sale of home-use video game software
		Toy & Hobby:	Production and sale of character related products
		Amusement:	Manufacture and sale of amusement arcade games and LCD units for pachinko machines
		Gaming:	Manufacture and sale of gaming machines for overseas market
		Health & Fitness:	Operation of health and fitness clubs, production and sale of health and fitness related goods.
	2.	“Other” consists of segments which do not meet the quantitative criteria for separate presentation under SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information.”
	3.	“Corporate” primarily consists of administrative expenses of the Company.
	4.	“Eliminations” primarily consist of eliminations of intercompany sales and of intercompany profits on inventories.
	5.	Intersegment revenues primarily consist of sub-licensing of intellectual property rights from Computer & Video Games and Toy & Hobby to Amusement and Gaming and sales of hardware and components from Amusement to Computer & Video Games and Health & Fitness.
	6.	Segment name of Exercise Entertainment was changed to Health & Fitness in the fourth quarter ended March 31, 2004.

(2) Operations in Geographic Areas

Six months ended September 30, 2003	Japan	Americas	Europe	Asia /Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)

Net revenue:
Customers	¥84,812	¥27,026	¥14,090	¥4,048	¥129,976	—	¥129,976
Intersegment	37,666	154	88	179	38,087	¥(38,087)	—

Total	122,478	27,180	14,178	4,227	168,063	(38,087)	129,976
Operating expenses	101,142	26,978	13,264	3,352	144,736	(36,458)	108,278

Operating income	¥21,336	¥202	¥914	¥875	¥23,327	¥(1,629)	¥21,698

Six months ended September 30, 2004	Japan	Americas	Europe	Asia /Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)

Net revenue:
Customers	¥85,676	¥14,422	¥10,099	¥3,812	¥114,009	—	¥114,009
Intersegment	21,709	852	51	43	22,655	¥(22,655)	—

Total	107,385	15,274	10,150	3,855	136,664	(22,655)	114,009
Operating expenses	94,885	15,097	9,915	3,188	123,085	(20,927)	102,158

Operating income	¥12,500	¥177	¥235	¥667	¥13,579	¥(1,728)	¥11,851

Year ended March 31, 2004	Japan	Americas	Europe	Asia /Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)

Net revenue:
Customers	¥176,401	¥53,670	¥35,551	¥7,790	¥273,412	—	¥273,412
Intersegment	68,757	1,516	305	260	70,838	¥(70,838)	—

Total	245,158	55,186	35,856	8,050	344,250	(70,838)	273,412
Operating expenses	213,419	51,806	30,915	6,904	303,044	(70,345)	232,699

Operating income	¥31,739	¥3,380	¥4,941	¥1,146	¥41,206	¥(493)	¥40,713

Six months ended September 30, 2004	Japan	Americas	Europe	Asia /Oceania	Total	Eliminations	Consolidated
	(Thousands of U.S. Dollars)

Net revenue:
Customers	$771,508	$129,870	$90,941	$34,327	$1,026,646	—	$1,026,646
Intersegment	195,489	7,672	459	387	204,007	$(204,007)	—

Total	966,997	137,542	91,400	34,714	1,230,653	(204,007)	1,026,646
Operating expenses	854,435	135,948	89,284	28,708	1,108,375	(188,447)	919,928

Operating income	$112,562	$1,594	$2,116	$6,006	$122,278	$(15,560)	$106,718

Note:	1.	For the purpose of presenting its operations in geographic areas above, the Company and its subsidiaries attribute revenues from external customers to individual countries in each area based on where products are sold and services are provided.

Notes (Unaudited)

1.	The U.S. dollar amounts included herein represent a translation using the mid price for telegraphic transfer of U.S. dollars as of September 30, 2004 of ¥111.05 to $1 and are included solely for the convenience of the reader. The translation should not be construed as a representation that the yen amounts have been, could have been, or could in the future be converted into U.S. dollars at the above or any other rate.

2.	The consolidated financial statements presented herein were prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

6. Summary of Non-consolidated Financial Results

for the Six Months Ended September 30, 2004

(Prepared in Accordance with Japanese GAAP)

November 9, 2004

KONAMI CORPORATION

Address:	4-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo, Japan
Stock code number:	9766
URL:	http://www.konami.com
Shares listed:	Tokyo Stock Exchange, New York Stock Exchange, London Stock Exchange and Singapore Exchange
Representative:	Kagemasa Kozuki, Chairman of the Board and Chief Executive Officer
Contact:	Noriaki Yamaguchi, Executive Vice President and Chief Financial Officer (Phone: +81-3-5220-0163)
Date of Board Meeting to approve the financial results:	November 9, 2004
Date of commencement of interim dividend payment:	November 30, 2004
Adoption of interim dividend system:	Yes
Adoption of unit trading system:	Yes (1 unit: 100 shares)

1. Financial Results for the Six Months Ended September 30, 2004

(1) Results of Operations

	(Figures truncated)
	Net revenues (¥ million)	Change	Operating income (¥ million)	Change	Ordinary income (¥ million)	Change
Six months ended September 30, 2004	¥58,350	(21.4)%	¥640	(95.3)%	¥3,685	(78.6)%
Six months ended September 30, 2003	74,240	36.4	13,572	186.3	17,215	201.9

Year ended March 31, 2004	146,654		13,303		16,910

	Net income (¥ million)	Change	Net income per share (¥)
Six months ended September 30, 2004	¥2,766	(75.1)%	¥22.98
Six months ended September 30, 2003	11,107	184.1	92.19

Year ended March 31, 2004	10,381		83.71

Notes: 1.	Weighted-average common shares outstanding
	Six months ended September 30, 2004:	120,388,556	shares
	Six months ended September 30, 2003:	120,484,155	shares
	Year ended March 31, 2004:	120,483,869	shares
2.	Change in accounting policies: None
3.	Change (%) of net revenues, operating income, ordinary income and net income represents the percentage change of the increase or decrease compared to the same period of the previous year.

(2) Dividends

	Cash dividends per share
	Interim (¥)	Annual (¥)
Six months ended September 30, 2004	¥27.00	—
Six months ended September 30, 2003	27.00	—

Year ended March 31, 2004	—	¥54.00

(3) Financial Position

	Total assets (¥ million)	Total stockholders’ equity (¥ million)	Equity-assets ratio (%)	Total stockholders’ equity per share (¥)
September 30, 2004	¥179,580	¥105,512	58.8	¥880.57
September 30, 2003	193,669	111,997	57.8	929.56

March 31, 2004	183,031	108,016	59.0	894.08

Notes:

Number of shares outstanding
September 30, 2004:	119,823,294	shares
September 30, 2003:	120,483,851	shares
March 31, 2004:	120,483,252	shares

Number of treasury stock
September 30, 2004:	8,914,272	shares
September 30, 2003:	8,253,715	shares
March 31, 2004:	8,254,314	shares

2. Financial Forecast for the Year Ending March 31, 2005

	Net revenues (¥ million)	Ordinary income (¥ million)	Net income (¥ million)	Cash dividends per share
				Year-end (¥)	Annual (¥)
Year ending March 31, 2005				¥27.00	¥54.00

Notes:

1.	Non-consolidated financial forecast for the year ending March 31, 2005 is not disclosed.

7. Non-consolidated Financial Statements

(1) Non-consolidated Balance Sheets (Unaudited)

	(Millions of Yen)
	September 30, 2003		September 30, 2004		March 31, 2004
		%		%		%
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	¥40,926		¥32,470		¥40,216
Trade notes receivable	13		—		—
Trade accounts receivable	30,666		15,195		12,673
Inventories	6,920		6,592		7,960
Other (Note 1)	22,746		20,474		20,650
Allowance for doubtful accounts	(279)		(167)		(139)

Total current assets	100,993	52.1	74,566	41.5	81,362	44.5

FIXED ASSETS :
Tangible fixed assets (Note 2)	1,533		2,392		2,087
Intangible fixed assets	1,071		6,830		3,112
Investments and other assets	90,070		95,791		96,469
Investment securities	83,448		89,231		88,718
Other	6,722		6,685		7,858
Allowance for doubtful accounts	(99)		(125)		(106)

Total fixed assets	92,675	47.9	105,013	58.5	101,669	55.5

TOTAL ASSETS	¥193,669	100.0	¥179,580	100.0	¥183,031	100.0

See accompanying notes to non-consolidated financial statements

	(Millions of Yen)
	September 30, 2003		September 30, 2004		March 31, 2004
		%		%		%
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Trade notes payable	¥5,696		¥5,887		¥6,235
Trade accounts payable	8,666		8,721		7,829
Short-term borrowings	7,418		—		—
Current portion of long-term debt	912		912		912
Current portion of long-term bonds	—		15,000		—
Income taxes payable	4		134		190
Other (Note 4)	5,783		6,157		7,138

Total current liabilities	28,480	14.7	36,814	20.5	22,306	12.2
LONG-TERM LIABILITIES:
Straight bonds	45,000		30,000		45,000
Long-term debt	5,340		4,428		4,884
Allowance for directors’ retirement Benefits	1,354		1,354		1,354
Long-term deposits received	67		41		41
Allowance for loss incurred by subsidiaries	1,430		1,430		1,430

Total long-term liabilities	53,192	27.5	37,253	20.7	52,709	28.8

Total liabilities	81,672	42.2	74,067	41.2	75,015	41.0

STOCKHOLDERS’ EQUITY:
Common Stock	47,398	24.5	47,398	26.4	47,398	25.9
Additional paid-in capital	47,106	24.3	47,106	26.2	47,106	25.7
Retained earnings	43,155	22.3	38,395	21.4	39,176	21.4
Voluntary earned surplus	24,301		29,094		24,301
Unappropriated earned surplus	18,854		9,300		14,875
Net unrealized gains on available-for-sale securities	—	—	1	0.0	—	—
Treasury Stock	(25,663)	(13.3)	(27,389)	(15.2)	(25,665)	(14.0)

Total stockholders’ equity	111,997	57.8	105,512	58.8	108,016	59.0

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	¥193,669	100.0	¥179,580	100.0	¥183,031	100.0

See accompanying notes to non-consolidated financial statements

(2) Non-consolidated Statements of Operations (Unaudited)

	(Millions of Yen)
	Six months ended September 30, 2003		Six months ended September 30, 2004		Year ended March 31, 2004
		%		%		%
Net revenues	¥74,240	100.0	¥58,350	100.0	¥146,654	100.0
Cost of revenues	50,629	68.2	46,423	79.6	111,073	75.7

Gross profit	23,611	31.8	11,927	20.4	35,580	24.3
Selling, general and administrative expenses	10,039	13.5	11,286	19.3	22,277	15.2

Operating income	13,572	18.3	640	1.1	13,303	9.1
Non-operating income (Note 1)	4,067	5.5	3,339	5.7	4,227	2.8
Non-operating expenses (Note 2)	423	0.6	295	0.5	620	0.4

Ordinary income	17,215	23.2	3,685	6.3	16,910	11.5
Extraordinary income (Note 3)	1,541	2.1	0	0.0	1,468	1.0
Extraordinary losses (Note 4)	2,135	2.9	12	0.0	2,383	1.6

Income before income taxes	16,622	22.4	3,673	6.3	15,996	10.9
Income taxes:
Current	4		672		711
Deferred	5,511		234		4,903

Total income taxes	5,515	7.4	906	1.6	5,614	3.8

Net income	11,107	15.0	2,766	4.7	10,381	7.1
Unappropriated earned surplus carried forward	5,583		6,534		5,583
Reversal of legal reserve	2,163		—		2,163
Interim cash dividends	—		—		3,253

Unappropriated earned surplus	¥18,854		¥9,300		¥14,875

See accompanying notes to non-consolidated financial statements

Basis of Presentation

The accompanying interim non-consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Japan.

Summary of Significant Accounting Policies

1.	Marketable and Investment Securities

Investments in subsidiaries and affiliated companies and other securities for which the market value is not readily determinable are stated at cost based on the moving average method.

Other securities for which the market value is determinable are stated at market value as of the balance sheet date. Unrealized gains and losses on those securities are reported in the stockholders’ equity and the cost of securities sold is determined by the moving average method.

2.	Derivative Financial Instruments

Derivative financial instruments are stated at market value.

3.	Inventories

Inventories other than work in process are stated at cost determined by the moving average method.

Work in process consisting of hardware products is stated at cost determined by the moving average method while work in process consisting of software products is stated at cost determined by the specific identification method.

4.	Depreciation Methods

Tangible fixed assets are depreciated using the declining balance method while intangible fixed assets are amortized mainly using the straight-line method. For in-house software, amortization is computed using the straight-line method based on the estimated useful life of 5 years.

5.	Provisions

(a)	Allowance for doubtful accounts

Generally, allowance for doubtful accounts is calculated based on the actual ratio of bad debt losses incurred. For specific accounts with higher possibility of bad debt loss, the allowance is determined by independent judgment.

(b)	Allowance for employees’ retirement benefits (Prepaid pension expense)

Allowance for retirement benefits to be paid to employees as of balance sheet date is calculated based on the estimated amount of the projected benefit obligation and the plan assets at the fiscal year-end. Unrecognized net transition asset or obligation is amortized over 13 years.

Unrecognized actuarial net gain or loss will be amortized from the following fiscal year within the average remaining service period of 13 years on a straight-line basis.

(c)	Allowance for directors’ retirement benefits

Required amount for retirement benefits to be paid to directors as of balance sheet date is reserved as liability.

(d)	Allowance for loss incurred by subsidiaries

Allowance for loss incurred by subsidiaries is provided at the amount determined based on its financial condition.

6.	Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated at the current exchange rates as of the balance sheet date, and the translation gains and losses are credited or charged to income.

7.	Leases

Finance leases other than those that deem to transfer ownership of the leased property to the lessee are accounted for as operating lease transactions.

8.	Other significant matters

(a)	Consumption Tax

Consumption tax is excluded from the stated amount of revenue and expenses.

(b)	Income Taxes

Current and deferred income taxes for the six months ended September 30, 2003 are calculated on the assumption of the reversal of reserve for advanced depreciation in appropriations of retained earnings planned at the fiscal year-end.

Change in Presentation of Non-consolidated Financial Statements

Non-consolidated Balance Sheets

1.	Short-term loans receivable is stated in other of current assets while it had been represented independently on the previous statements. It was ¥ 4,041 million as of balance sheet date, September 30, 2003.

2.	Buildings and Other which had been represented separately on the previous statements is stated as Tangible fixed assets. Those were ¥ 205 million and ¥ 1,328 million as of balance sheet date, September 30, 2003 respectively.

Notes to Non-consolidated Financial Statements

Notes to Balance Sheets

1.	Net amount of consumption tax payable and consumption tax to be refunded at September 30, 2004 is included in “Other” of current assets.

2.	Accumulated depreciation of tangible fixed assets is as follows:

	(Millions of Yen)
	September 30, 2003	September 30, 2004	March 31, 2004
Accumulated depreciation of tangible fixed assets	¥2,927	¥3,306	¥3,017

3.	The Company guarantees subsidiaries’ loans payable to financial institutions as follows:

	(Millions of Yen)
	September 30, 2003	September 30, 2004			March 31, 2004
Konami Software Shanghai, Inc.	—		¥87			¥57
		(US$	785 thousand	)	(US$	543 thousand	)

Total	—		¥87			¥57

4.	Net amount of consumption tax payable and consumption tax to be refunded at September 30, 2003 is included in “Other” of current liabilities.

Notes to Statements of Operations

1.	Non-operating income mainly consists of the following:

Six months ended September 30, 2003:	Interest income: ¥ 41 million, Dividend income:¥ 3,744 million, Foreign exchange gains:¥ 56 million
Six months ended September 30, 2004:	Interest income: ¥ 35 million, Dividend income: ¥ 3,199 million, Foreign exchange gains: ¥ 57 million
Year ended March 31, 2004:	Interest income: ¥ 86 million, Dividend income: ¥ 3,805 million, Foreign exchange gains: ¥ 23 million

2.	Non-operating expenses mainly consist of the following:

Six months ended September 30, 2003:	Bond interest expenses: ¥ 200 million
Six months ended September 30, 2004:	Bond interest expenses: ¥ 200 million
Year ended March 31, 2004:	Bond interest expenses: ¥ 400 million

3.	Extraordinary income mainly consists of the following:

Six months ended September 30, 2003:	Gain on sale of marketable securities: ¥ 1,300 million
Six months ended September 30, 2004:	None
Year ended March 31, 2004:	Gain on sale of marketable securities: ¥ 1,300 million

4.	Extraordinary losses mainly consist of the following:

Six months ended September 30, 2003:	Loss on sale of land and buildings: ¥ 2,111 million
Six months ended September 30, 2004:	Loss on sale and disposal of fixed assets: ¥ 12 million
Year ended March 31, 2004:	Loss on sale and disposal of fixed assets: ¥ 2,212 million

5.	Depreciation expense for each period is as follows:

	(Millions of Yen)
	September 30, 2003	September 30, 2004	March 31, 2004
Tangible fixed assets	¥436	¥464	¥885
Intangible fixed assets	220	285	455

Leases

Finance leases other than those deemed to transfer ownership of leased property to the lessee:

1. Acquisition cost, accumulated depreciation, and ending balance of leased assets

	(Millions of Yen)
	September 30, 2003
	Acquisition cost	Accumulated depreciation	Ending balance
Tangible fixed assets	¥1,629	¥1,069	¥559

	¥1,629	¥1,069	¥559

	(Millions of Yen)
	September 30, 2004			March 31, 2004
	Acquisition cost	Accumulated depreciation	Ending balance	Acquisition cost	Accumulated depreciation	Ending balance
Tangible fixed assets	¥811	¥361	¥449	¥701	¥253	¥448
Intangible fixed assets	10	3	7	10	2	8

Total	¥821	¥364	¥456	¥711	¥255	¥456

2. Obligations under finance leases

	(Millions of Yen)
	September 30, 2003	September 30, 2004	March 31, 2004
Due within one year	¥251	¥188	¥175
Due after one year	334	288	303

Total	¥586	¥476	¥478

3. Lease payments, depreciation expense and interest expense

	(Millions of Yen)
	Six month ended September 30, 2003	Six month ended September 30, 2004	Year ended March 31, 2004
Lease payments	¥232	¥110	¥414
Depreciation expense	222	105	396
Interest expense	7	2	13

4.	Depreciation expense is computed according to the straight-line method with lease term as useful life and salvage value of zero.
5.	Interest expense is defined as the difference between total lease payment and acquisition cost, and allocated using the effective interest method to each period.

Investments in Subsidiaries and Affiliated Companies

Investments in subsidiaries and affiliated companies as of each balance sheet date are as follows:

	(Millions of Yen)
	September 30, 2003			September 30, 2004			March 31, 2004
	Balance sheet amount	Market value	Differences	Balance sheet amount	Market value	Differences	Balance sheet amount	Market value	Differences
Investments in subsidiaries	¥1,312	¥38,517	¥37,205	¥1,312	¥46,073	¥44,761	¥1,312	¥45,032	¥43,720
Investments in affiliated companies	12,194	21,225	9,030	12,194	15,005	2,810	12,194	21,225	9,031

Total	¥13,506	¥59,742	¥46,235	¥13,506	¥61,078	¥47,571	¥13,506	¥66,258	¥52,751